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Stories You Want To Hear

American Stories Entertainment

American Stories Entertainment (ASE) is a film production company that has a simple mission: produce creative uplifting content that improves the lives of our viewers.

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$1.50 Share Price

$500.00 Min Investment

SEC Filings Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Opportunity

Our background in celebrity endorsements, Hollywood entertainment, and the digital and content marketing industries, makes us uniquely qualified to capitalize on heretofore unexploited opportunities and strategies to build and scale a new power-player in this arena.

Our Vision

American Stories Entertainment is tackling a widespread grievance among 150 million citizens in the United States – the desire for entertainment without preachy messages or a political slant. People want authentic inclusiveness, not divisive exclusion, and content that appeals to all. They want content for everyone!

American Stories Entertainment, with a commitment to true inclusion, instead of divisive exclusion, offers content that appeals to all. To achieve this, they have harnessed the power of the masses through the deployment of their "Showmakers", a rapidly expanding team of individuals who actively contribute to the creation and production of their shows. By incorporating the opinions and insights of the Showmakers, American Stories has achieved the democratization of entertainment and decentralization of TV show distribution, bringing the industry closer to the people it serves.

AMERICAN STORIES NETWORK
REAL STORIES
REAL LIVING

Market Opportunity

The entertainment industry is expected to continue its strong growth in the coming years. The increasing demand for streaming services and the rise of virtual reality technology are expected to drive the market. The global entertainment and media market is projected to reach $2.9 trillion by 2026. The growth in the industry is also attributed to the increasing use of social media platforms for promoting entertainment content and the increasing adoption of smart devices. The increasing focus on creating engaging and immersive experiences is expected to further boost the market.



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Reasons to Invest

132 Episodes Produced

Add to this our 28 acquired episodes, with more coming, and we have 160 episodes of content airing network wide. This proves our claim that we can produce high-quality content and get it being seen quickly and efficiently.

Star-Studded Talent

Major celebrities have been featured in multiple shows, adding even more excitement and appeal. Many cast members and sponsors also have significant social followings, further adding to our organic reach.

Licensed to over 20 Outlets

We're proving that we can get our shows distributed, and in record time. Most production companies take far longer to get their shows distributed to only ONE network, let alone 10 or more, not to mention fully produced.



Some of our celebrity & film work.

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⚡ Invest Now

Investment Bonuses

Your support goes further here. We've created exclusive bonuses to reward early believers and larger commitments. Explore the perks below and see how you can qualify.

Amount Based

Tier 1

25% Bonus Shares

Invest $1,500.00 or more and receive 25% bonus shares at checkout.

Invest $1,500.00

Tier 2

50% Bonus Shares

Invest $2,500.00 or more and receive 50% bonus shares at checkout.

Invest $2,500.00

Tier 3

100% Bonus Shares

Invest $5,000.00 or more and receive 100% bonus shares at checkout.

Invest $5,000.00

About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.

🔍 BUSINESS OVERVIEW



American Stories is a fan-focused, self-distributing, independent TV production company that specializes in capturing the essence of American culture through uplifting, inspiring unscripted shows.

Capitalizing on the tremendous demand from the underserved market of more than 200 million US entertainment viewers who live outside of the top 20 major metropolitan areas, and who feel disenfranchised by mainstream entertainment offerings, we produce and distribute premium content to serve this market.

Our goal is to shed light on the stories, lifestyles, and traditions that make up the fabric of this great nation and in so doing, deliver quality entertainment experiences these viewers will enjoy.

⬚ TRACTION & MILESTONES

1. Add to this our 28 acquired episodes, with more coming, and we have 160 episodes of content airing network wide. This proves our claim that we can produce high-quality content and get it being seen quickly and efficiently.

2. Watch time is a key metric in determining the appeal of a program. TV average watch times of below 50% are common. The fact that viewers are watching such a large percentage of our shows on average is a strong indicator of their audience appeal.

3. Major celebrities have been featured in multiple shows, adding even more excitement and appeal. Many cast members and sponsors also have significant social followings, further adding to our organic reach.

4. Over 78 Million Minutes Viewed on Live & Streaming From June 2023 – March 2025

5. Licensed to over 20 Outlets – 9 in 2025 So Far

🛒 BUSINESS MODEL

ASE revenue sources include, but are not limited to, the following:

- Product Integrations
- Show Title Sponsorships
- Show Broadcast Spots (on-demand and broadcast)
- Interstitial Ads (on-demand - multi-platform)
- Category, Show, Episode, Season Sponsorship (web, mobile and OTT platforms)


🛒 BUSINESS MODEL

ASE revenue sources include, but are not limited to, the following:

- Product Integrations
- Show Title Sponsorships
- Show Broadcast Spots (on-demand and broadcast)
- Interstitial Ads (on-demand - multi-platform)
- Category, Show, Episode, Season Sponsorship (web, mobile and OTT platforms)
- Network Branded Merchandise Sales
- Show Branded Merchandise Sales
- Format Licensing
- Show Licensing & Distribution
- Franchise Licensing & Distribution
- Music Licensing & Distribution of show scores



Our Team



Robert Cefail has been an innovator in the telecommunications, internet marketing and celebrity endorsem... Read more

Robert Cefail
CEO



Kevin Harrington, an original star on the hit TV show Shark Tank and inventor of the infomercial, not on...
Read more

Kevin Harrington
Strategic Partner



Stephen Eckelberry, with over 35 years of experience in virtually every aspect of traditional Hollywood...
Read more

Stephen Eckelberry
Senior VP Entertainment Production



Tony McKnight is a highly successful entrepreneur who has started up numerous successful companies inclu...
Read more

Tony McKnight
Founder



Toli Cefail, or as she likes to call herself "Mrs. Bob", has been a marketing strategist, creative direc.... Read more

Toli Cefail
Co-Founder



Linda Badorf has had a successful career in managing the finances for Quadrant Sales & Marketing, Inc.,... Read more

Linda Batdorf
Treasurer and VP of Admin

Financial Snapshot

Explore key figures that highlight our financial position and growth potential.

📈
$1,162,849.00
Revenue

$
$26,140.00
Cash in Hand

📉
$0.00/mo
Burn Rate

🚚
10 months
Runway

🗄
$3,021,936.00
Assets

📄
$37,700.00
Debt

👥
3
Employees

🏷
100
Customers

Disclaimer: The above financial snapshot is from 2024 financials.







Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.

Term
Overview of offering structure and key investment details.

Valuation
Company value guiding investment terms and security type.

Use of Proceeds
How the company plans to use raised funds.

SEC Filings
Access full regulatory filings for complete offering details.

Terms

Security Type
Equity

Security Price
$1.50

Min Investment
$500.00

Raise Target
$5,000.00 - $4,999,999.50

Up to $4,999,999.50 in Class B Common Stock at $1.50 per share with a minimum target amount of $5,000.00.

Offering Minimum: $5,000.00 | 2,000 shares of Class B Common Stock
Offering Maximum: $4,999,999.50 | 3,333,333 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.50 per Share
Minimum Investment Amount (per investor): $500.00 | 200 shares of Class B Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $5,000.00 by July 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $5,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Ask the Founders

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Investor FAQs

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Understanding the Raise

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Risks & Returns

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After Investing

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Compliance & Security

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